Exhibit 99.(E)

EXHIBIT E

FORM OF LETTER FROM THE FUND TO MEMBERS IN CONNECTION WITH NOTICE AND ACCEPTANCE OF OFFERS OF TENDER

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Dear Member:

Hatteras Global Private Equity Partners Institutional, LLC (the “Fund”) has received and accepted your tender request for all or some of your limited liability company units in the Fund (your “Units”).

In accordance with the terms of the tender offer, and the Fund’s agreement to repurchase all or a part of your Units, you have been issued a promissory note (the “Note”) entitling you to receive an initial amount of at least 90% (100% if you did not tender your entire position) of the value of the repurchased Units.  The value will be based on the unaudited net asset value of the Fund as of September 30, 2014, in accordance with the terms of the tender offer.

The Note will be held by UMB Fund Services, Inc. (“UMBFS”) on your behalf.  Upon written request by you to UMBFS, the Note will be mailed to your address of record.  The amount repurchased is expected to be paid in cash by wire transfer between November and December 2014 to the account designated in your Letter of Transmittal after final valuations are calculated on or about November 20, 2014.

If you tendered your entire position, the terms of the Note and the tender offer state that a post-audit payment representing the balance of the repurchase amount, if any, will be paid to you promptly after the completion of the Fund’s next annual audit.  We expect that the annual audit of the Fund’s financial statements will be completed by the end of May 2015.

If you tendered only some of your Units, you remain an investor in the Fund with respect to your Units that were not repurchased by the Fund.

If you wish to rescind your tender request, you may do so by September 30, 2014.  Please contact your Financial Advisor for more information.  The next tender offer period is expected to commence on or about December 19, 2014.

Should you have any questions, please feel free to contact your Financial Advisor or the Fund’s Administrator, UMB Fund Services, at 800.504.9070.

Sincerely,

Hatteras Global Private Equity Partners Institutional, LLC